Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
April 3, 2008	NYSE: SLW

SILVER WHEATON MORE THAN TRIPLES BOTH SILVER RESERVES AND MEASURED AND INDICATED RESOURCES YEAR OVER YEAR

Vancouver, British Columbia, April 3, 2008 – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) today announced that proven and probable silver reserves increased year over year by 239% to 346.4 million ounces as of December 31, 2007.  Measured and indicated resources increased by 244% to 160.2 million ounces, and inferred resources increased 48% to 416.9 million ounces over the same period.

Significant drivers in this growth during 2007 include the acquisition of 25% of the life of mine silver production from the Peñasquito Project in Mexico, and 100% of the life of mine silver production from the Stratoni Mine in Greece.  In addition, significant reserve and resource growth has occurred at all other operations, reinforcing the strength and quality of Silver Wheaton’s asset portfolio.

The following summarizes the growth in silver reserves year over year:

Proven and Probable Reserves as of December 31, 2006	102.2 mm oz silver
Net acquisitions during 2007 (Stratoni (100%) and Peñasquito(25%))	155.8 mm oz silver
Mined ounces during 2007 (includes silver lost to process)	17.4 mm oz silver
Organic Reserve Growth during 2007	105.8 mm oz silver
Proven and Probable Reserves as of December 31, 2007	346.4 mm oz silver

“In 2007, organic reserve growth at our partners’ operations exceeded 100 million silver ounces, all without any exploration or development expenditures by Silver Wheaton,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “This growth is an excellent example of how our partnerships benefit when the advance payment is re-invested back into their operations.  Silver Wheaton’s repeated successful acquisitions of silver streams in world class mines are testaments to management’s ability to target the best opportunities and operating partners available.”

Proven and Probable Silver Reserves (1,4,5,6,10,11)
	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	mm t	g/t	mm oz	mm t	g/t	mm oz	mm t	g/t	mm oz
Luismin
San Dimas	1.60	387.1	19.9	3.08	378.2	37.5	4.68	381.2	57.3
Los Filos	33.71	3.4	3.7	55.31	2.9	5.2	89.02	3.1	8.8
San Martin	0.32	32.7	0.3	0.71	47.9	1.1	1.03	43.2	1.4
Zinkgruvan (Zn)	8.31	114.0	30.4	2.25	62.0	4.5	10.56	102.9	34.9
Yauliyacu(8)	1.41	89.0	4.0	2.30	135.7	10.0	3.72	117.9	14.1
Peñasquito(9)
Mill	106.72	34.0	116.8	95.06	27.2	83.1	201.78	30.8	199.9
Heap Leach	10.53	20.9	7.1	17.08	16.4	9.0	27.61	18.1	16.1
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Total			194.0			152.3			346.4

Measured & Indicated Silver Resources (1,2,3,4,5,7,10,11,)
	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	mm t	g/t	mm oz	mm t	g/t	mm oz	mm t	g/t	mm oz
Luismin
Los Filos	6.26	3.4	0.7	12.66	3.0	1.2	18.92	3.1	1.9
Zinkgruvan (Zn)	0.55	24.0	0.4	3.68	109.0	12.9	4.23	97.9	13.3
Zinkgruvan (Cu)	-	-	-	3.10	32.0	3.2	3.10	32.0	3.2
Yauliyacu(8)	0.46	90.9	1.3	4.67	247.6	37.2	5.13	233.7	38.5
Peñasquito(9)
Mill	24.78	22.4	17.8	134.19	19.3	83.1	158.97	19.8	100.9
Heap Leach	1.97	6.8	0.4	8.67	7.1	2.0	10.64	7.0	2.4
Total			20.7			139.6			160.2

Inferred Silver Resources (1,2,3,4,5,7,10,11,)
	INFERRED
	Tonnes	Grade	Contained
Silver	mm t	g Ag/t	mm oz
Luismin
San Dimas	17.55	324.4	183.0
Los Filos	2.39	2.9	0.2
San Martin	3.01	120.3	11.6
Zinkgruvan (Zn)	4.32	67.0	9.3
Zinkgruvan (Cu)	0.77	20.0	0.5
Yauliyacu(8)	11.62	216.7	80.9
Peñasquito(9)
Mill	294.75	13.0	122.8
Heap Leach	10.25	13.1	4.3
Stratoni	0.64	203.4	4.2
Total			416.9

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.

Reserves and Resources are reported as of December 31, 2007, with the following conditions or exceptions;

a.

Reserves and Resources for San Martin are reported as of December 31, 2006.

b.

Reserves and Resources for Peñasquito are reported as of August 9, 2007.

5.

Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

a.

San Dimas – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

b.

Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

c.

San Martin – Reynaldo Rivera, MAusIMM (Chief Geologist), Luismin S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

d.

Zinkgruvan – Per Hedstrom (Senior Geologist) and Lars Malmstrom (Chief Geologist), both employees of Lundin Mining Corp.

e.

Yauliyacu – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.

f.

Peñasquito – Bob Bryson, P. Eng. (Vice President, Engineering), Goldcorp Inc.

g.

Stratoni – Patrick Forward (General Manager, Exploration), European Goldfields.

h.

Corporate Overview – Randy V.J. Smallwood, P.Eng. (Executive Vice President of Corporate Development), Silver Wheaton Corp.

6.

Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $10 per ounce of silver unless otherwise noted below;

a.

$7.00 / oz silver – San Martin

b.

$13.00 / oz silver - Yauliyacu

c.

$5.75 / oz silver – Zinkgruvan

7.

Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $13 per ounce of silver, unless otherwise noted below;

a.

$8.00 / oz silver – San Martin

b.

$5.50 / oz silver – The San Pedrito project at San Martin

c.

$10.00 / oz silver – Zinkgruvan

8.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows.  Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore; however, in the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.  A portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

9.

Peñasquito reserves and resources represent the 25% attributable to Silver Wheaton.

10.

Silver is produced as a byproduct metal at the various operations, therefore the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the mine.

11.

The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has technical reports filed and available on www.sedar.com on each of these assets.

Reserves and resources from the previously announced Rosemont and Mercator silver streams will not be included until these transactions are closed.  Completion of these transactions is expected to occur shortly.

Mr. Randy V.J. Smallwood, P.Eng., Silver Wheaton’s Executive Vice President of Corporate Development, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton’s 2008 silver sales are expected to approximate 15 million ounces, increasing to 25 million ounces in 2010.  Silver Wheaton is unhedged and well positioned for further growth.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and the amount of estimated future production from the mines.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s form 40-F dated March 28, 2008.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “Measured” and “Indicated” Resources.  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com